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                                                                      EXHIBIT 10

                                                           LOGO

December 18, 1997

The Board of Directors
Symetrics Industries, Inc.
1615 W. NASA Boulevard
Melbourne, FL 32901

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Symetrics Industries, Inc. ("Symetrics") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated December 18, 1997 (the "Merger Agreement"), by and among Tel-Save Holdings, Inc. ("Tel-Save"), and Symetrics. As more fully described in the Merger Agreement, (i) Tel-Save will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.25 per share, of Symetrics (the "Symetrics Common Stock") at a purchase price of $15.00 per share, net to the seller in cash (the "Tender Offer") and (ii) subsequent to the Tender Offer, Symetrics will be merged with and into Tel-Save (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Symetrics Common Stock not previously tendered will be converted into the right to receive $15.00 in cash.

     In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Symetrics and certain senior officers of Tel-Save concerning the business, operations and prospects of Symetrics and Tel-Save. We examined certain publicly available business and financial information relating to Symetrics as well as certain financial forecasts and other information and data for Symetrics which were provided to or otherwise discussed with us by the management of Symetrics. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Symetrics Common Stock; the historical and projected earnings and other operating data of Symetrics; and the capitalization and financial condition of Symetrics. We considered, to the extent publicly available, the financial terms of similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Symetrics. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Symetrics that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Symetrics as to the future financial performance of Symetrics, and we have relied upon Symetrics to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Symetrics nor have we made any physical inspection of the properties

                    [RAYMOND JAMES & ASSOCIATES LETTERHEAD]
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or assets of Symetrics. We express no opinion as to the underlying business decision to enter into the Transaction or the availability of any alternatives to the Transaction. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof, and any material change in such conditions and circumstances would require a reevaluation of this opinion.

     Raymond James & Associates, Inc. has been engaged to render financial advisory services to Symetrics in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee for the delivery of this opinion. In addition, Symetrics has agreed to indemnify us against certain liabilities arising out of our engagement. Raymond James & Associates, Inc. is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Symetrics for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Symetrics in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Symetrics Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Raymond James & Associates, Inc. be made, without our prior written consent; provided that, this opinion letter may be included in its entirety in the Solicitation/Recommendation Statement of Symetrics relating to the proposed Transaction.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of Symetrics Common Stock in the Transaction is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          /s/ RAYMOND JAMES & ASSOCIATES, INC.
                                          RAYMOND JAMES & ASSOCIATES, INC.


                 [RAYMOND JAMES & ASSOCIATES, INC. LETTERHEAD]